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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                         Pursuant to Rule 424[b][3] of
                      The Securities Exchange Act of 1934

                   Prospectus Supplement dated August 18,2000

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                           Form 20 F [X]       Form 40 F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes [ ]      No [X]

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        NYMOX PHARMACEUTICAL CORPORATION
                                  (Registrant)

Date: August 18, 2000                 /s/     Paul Averback
                                      ------------------------------------------
                                              Paul Averback, MD - President

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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-31310

                        NYMOX PHARMACEUTICAL CORPORATION

                             Prospectus Supplement
                      (To Prospectus Dated March 9, 2000)

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On July 17, 2000, we issued a drawdown notice to Jaspas Investments Limited in connection with the common stock purchase agreement dated November 1, 1999, evidencing an equity draw down facility between us and Jaspas Investments Limited. This notice offered to sell up to $12,000,000 of our common stock to Jaspas Investments Limited based on the formula in the stock purchase agreement, during the 22 day period beginning on July 17, 2000 and ending on August 15, 2000, but at not less than $3.00 per share. During the 22 days, Jaspas Investments Limited purchased a total of 152,616 shares of our common stock at an average purchase price of $3.3041 per share. These purchases resulted in aggregate proceeds of $500,000 being paid and released from escrow to us by Jaspas Investments Limited. Ladenburg Thalmann & Co. Inc. received $15,000 as a placement fee in connection with this drawdown.

     The attached prospectus relates to the resale of shares acquired by Jaspas Investments Limited pursuant to the stock purchase agreement. Because Jaspas Investments may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering. We expect to use the proceeds of this common stock for general operating purposes.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 18, 2000.